REPORT OF THE REMUNERATION COMMITTEE



KEY MESSAGES

- **Feedback on the 2019 Remuneration Policy and Implementation Report**
- **The impact of business performance** on leadership and remuneration
- **Key remuneration decisions** for 2020 and 2021

Dear stakeholder

This report highlights key components of Sasol's Remuneration Policy which we believe are aligned with the Group's strategy. It illustrates how the policy translated into reward outcomes in 2020 and where the Committee had to use its discretion to deviate from the policy. The Committee reviews the policy annually to ensure that it remains relevant and continuously enables the attraction, motivation and retention of skilled resources while maintaining a balance with the interests of our many stakeholders.

In the past two years, I have engaged with a number of interested parties on Sasol's Remuneration Policy and its implementation. This constructive dialogue has informed many decisions on remuneration. Some of these decisions were in the process of being implemented when the business was faced with additional challenges in the form of extreme market volatility as COVID-19 spread across the world. As Sasol started to feel the impact of high levels of debt related to the Lake Charles Chemicals Project (LCCP) in the US, it had to make many difficult decisions and had to do so swiftly. With no one able to forecast exactly how long it will take for the world to recover from the pandemic which together with the sharp decrease in the Brent crude oil price has had a significantly negative impact on Sasol in the last quarter specifically, we reconsidered our Remuneration Policy and reset it where appropriate.

Feedback on the Remuneration Policy and Implementation Report

At our last annual general meeting, support for the Remuneration Policy increased from 78,53% to 83,37%. However, the Committee is disappointed that only 71,65% of shareholder votes were in favour of the 2019 Implementation Report. As we did not meet the 75% threshold of support, we embarked on a virtual roadshow to understand dissenting investors' concerns. This was so that we could understand the reasons for votes against the Implementation Report, explain the context for the decisions that were taken, and ensure in the planning for the next year that we thoroughly consider the feedback from our investors to improve the level of support from our shareholders.

Non-binding advisory votes on the Remuneration Policy and Implementation Report



Remuneration Policy
$
2019
83,37%
2018
78,53%
2017
92,96%



Implementation Report
2019
71,65%
2018
75,81%
2017
89,84%

The following table categorises shareholder concerns in broad themes as well as our responses to these concerns both for the year under review as well as the next financial year: 2021: We will increase the weighting of environmental targets to 20% of the STI scorecard. Measures that directly relate to the reduction of carbon emissions over the next few years will be included in the STI and LTI plans Insufficient weighting on environmental targets and the exclusion of emission-reduction targets from our incentive plans The inclusion of core headline earnings rather than a measure over which management has more direct control 2020: The weighting attached to this target was reduced 2021: This target will be removed from the STI scorecard The weightings attached to the return on invested capital (ROIC) and the project delivery targets were too low 2020: The weightings for both targets were increased 2021: The weighting attached to ROIC will be further increased The threshold for relative total shareholder return (TSR) at the 40th percentile should be increased to the median of the comparator group 2020/21: The threshold for vesting to start will be the median TSR of the comparator group vs Sasol's TSR The peer group used for remuneration benchmarking is no longer relevant 2021: The peer group to be reviewed to include more South African mining companies and smaller energy and chemical companies in Europe and the USA Insufficient details provided regarding the setting of the cost reduction and volumes targets and the achievement thereof 2020: The volumes target was reviewed to only include volumes from key production facilities and the cost reduction target was reviewed – both should aid the disclosure of performance against these targets 2021: Volumes produced will be changed to sales volumes and the cost reduction targets are aligned with the commitments made to shareholders regarding the strengthening of Sasol’s financial situation Unfortunately, we were not able to include more environmental targets other than energy efficiency and the measure for fires, explosions and releases (FERs) in our incentive plans for 2020. Sasol will publish a climate change roadmap within the first half of 2021. This will inform the inclusion of more environmental targets in our short-term and long-term incentive plans. We take seriously our responsibility to ensure safe and profitable operations with a reduced impact on the environment. Indeed, reducing our carbon footprint is a key reason for the revision of the Group’s strategy in the year. We were encouraged by feedback that shareholders appreciated the detailed disclosures in our Remuneration Report, and that they supported the Board’s decision to not pay short-term incentives to senior and executive management in respect of 2019 due to the cost and schedule overruns at the LCCP. In addition, from our recent engagements we gathered support for better alignment between our incentive plan targets and the Group’s key priorities for 2021. The Committee ensured that the agreed separation packages were in line with market practice for executive separations. Both executives were placed on garden leave during the contractual six months’ notice period and we granted an additional two months’ employment on full salary to Mr Cornell to accommodate his school-going children before their repatriation to the US. We agreed a separation package equal to approximately 12 months' salary for Mr Cornell and Mr Nqwababa respectively. As the collapse in oil prices and weak economic activity due to the spread of COVID-19 exacerbated Sasol’s stretched balance sheet, our new CEO acted swiftly to put in place a comprehensive response plan to stabilise the business. With employee-related costs making up approximately 50% of our cash fixed costs, we needed to make difficult remuneration-related decisions as part of the self-help measures to manage balance sheet challenges. The impact of business performance on remuneration decisions The 2020 year commenced with the investigation into the overruns at the LCCP, which resulted in an almost three-month delay in the release of our 2019 financial results. The Board appointed Mr Fleetwood Grobler as the new President and Chief Executive Officer (CEO), Mr Vuyo Kahla as an Executive Director, Mr Marius Brand as Executive Vice President (EVP) for Group Technology and Mr Brad Griffith as EVP for the Chemicals Business. In October 2019, Mr Bongani Nqwababa and Mr Stephen Cornell, then Joint CEOs, agreed to an amicable mutual separation with the company. Effective 31 October 2019, Mr Nqwababa and Mr Cornell stepped down as Joint CEOs, and as executive directors of Sasol and its subsidiaries. As announced on 28 October 2019, the Board has identified neither misconduct nor incompetence on the part of the Joint CEOs. The Board mandated the Committee to agree on the separation terms for these two executives of which the details are disclosed in this report. In April, the Board approved the following measures as part of a comprehensive response plan: • no short-term incentives for 2020, despite the fact that some of the targets had been met in respect of the targets set for 2020; • immediate termination of all monetary recognition plans and employee support programmes; • no salary increases for employees outside of collective bargaining units in October 2020; • a headcount freeze on all permanent positions and a review of all non-permanent positions; • a salary sacrifice of between 10% and 24% for 6 900 of our employees effective 1 May 2020 for a period of up to eight months which was suspended on 4 August due to the company’s improved liquidity position; and • the suspension of the employer’s contribution towards retirement funds for employees falling outside the collective bargaining structures, for a period up to eight months (subject to rule amendments being approved and this being a feasible lever in countries where we have operations). Following a review on 4 August 2020, the employer retirement fund contribution was reinstated due to the company's improved liquidity position. Our responses in 2020 and 2021 Shareholder concerns

Sasol Limited Group Report of the Remuneration Committee (continued) Future considerations Globally, there is an increased focus on pay gap reporting as many consider this to be a measure that promotes a fairer and more equal society. Many countries have made the disclosure of pay gaps and CEO pay ratios obligatory. The Committee has approved a methodology to track internal pay equity. Tracking pay ratios together with our commitment to ensuring at least a living wage to our employees, as well as many of our other human resources policies, form part of our commitment to social justice. The Board also agreed to a fee sacrifice of 20% on the NED Board and Committee fees for a period up to eight months. These decisions were not taken lightly, particularly as 4 000 of our senior employees had not received a short-term incentive the previous year despite the fact that many targets had been met, as well as the diminished value of long-term incentives. The Committee is grateful for the united support of employees during this extraordinarily challenging period and is concerned about the potential negative effect that these extreme measures could have on the retention of key employees. As a result, we are considering retention measures to prevent a potential exodus of scarce and critical skills. Aligned with market practice, the Committee further recommended to the Board a differentiated approach to minimum shareholding requirements for the President and CEO, the Chief Financial Officer and other executive directors. The annual LTI award to members of the GEC was postponed from the ordinary period following shortly after the disclosure of the annual financial statements, to March 2020. The Committee wanted to ensure that all matters addressed in the Board review were closed out before the annual LTI awards were made. The vesting of the entire award will be subject to performance and time vesting conditions. The short-term actions to ensure Sasol’s survival in 2020 are clearly not sustainable for the long term. As a result, the CEO announced a strategic reset and appointed a new leadership team to enable more focused portfolios, reducing the GEC by 25%. The revised strategy and new operating model will allow for a streamlined, more focused and efficient organisation that is sustainably profitable at oil prices of US$45/barrel and is able to withstand shock events. This will also have an impact on the workforce. Use of consultants During 2020, the Committee appointed Alvarez & Marsal Taxand UK LLP (A&M) as independent external advisors, the previous advisors to the Committee were AON. A&M is a UK-based firm that is a signatory to the UK Remuneration Consultants’ Code of Conduct, that provides the Committee with input on Remuneration Policy, advice on global trends and assists in decision-making on proposals made by management. The Committee was comfortable with the advisors' independence over the past year. In closing The Committee is committed to ensuring that Sasol’s Remuneration Policy and the implementation thereof is fair and responsible. There is no doubt that in the new year all of us will need to reset our expectations and look at reward-related matters in a different way. On behalf of the Committee, I would like to thank all our shareholders for your support, and trust that you will endorse our Remuneration Policy and Implementation Report at the next AGM. Mpho Nkeli Chairman of the Remuneration Committee 12 August 2020 2021 focus Over the next year, we will focus on: • Reviewing our Remuneration Policy given the impact of the macroeconomic challenges on reward practices globally. This includes simplification of the short-term incentive plan design and the inclusion of incentive targets to support efforts to strengthen the financial situation, our pursuit of zero harm and the climate change roadmap. • Review of the long-term incentive plan design and the inclusion of environmental targets. • Reviewing the combination of LTI instruments to include restricted share units (RSUs). • Reviewing the minimum shareholding requirements for executives. • Reviewing the peer group we use for benchmarking purposes.

This first part of the report describes the roles and responsibilities of management at Sasol and provides an overview of Sasol's remuneration philosophy and policy, as well as remuneration elements.

For clarity, the following terms are used for reporting purposes:

Role	President and CEO	GEC – CFO, other Directors and Prescribed Officers	Senior Vice President (SVP) – Group Leadership	Vice President (VP) – Leadership	Senior Management
Description	Enterprise-wide accountability for the Group, reporting to the Board.	The GEC has the ultimate authority within the organisation to set the strategy and direction for the Group.	SVPs have global or end-to-end responsibility for an operating model entity or group function. Positions an operating model entity or function within the broadly defined business direction. Sets Group policy and frameworks. Contributes to the formulation of organisation-wide strategies.	VPs have regional or sector-specific responsibility for a portion of an operating model entity or Group function. Contributes to strategy formulation and then translates this into tactical plans, policies and processes.	Experienced professional, specialists and experienced tactical leaders. Drives the achievement of objectives through specialisation or management of resources.
Number of permanent employees	1	8	36	195	1 061

Remuneration Philosophy

- Sasol's remuneration philosophy is to use internally equitable and externally competitive salary, benefits and incentive structures to attract, retain and motivate qualified, skilled and engaged employees to work towards achieving our group strategic objectives in a values-driven manner and create stakeholder value responsibly and sustainably.
- We strive to offer a balanced mix of remuneration programmes to all our employees – benchmarked to the market median, linked to performance-based outcomes and applied competence.
- Executive remuneration has a strong relationship with shareholders' interests.
- Entry-level salaries are determined by the company and negotiated through collective bargaining structures and further enhanced by value-added benefits aligned with our employee value proposition. In all sectors our minimum wage is higher than what is generally considered a living wage in the geography or location.
- The mix and flexibility of our remuneration options depend on the type of positions in our organisational structure as well as geographical practices.
- Appropriate approval processes are in place to prevent conflicts of interest and to mitigate any risks that may unintentionally result from our remuneration programmes.
- The Committee is empowered to intervene in exceptional circumstances when formulaic outcomes appear to be inappropriate and/or not aligned with business performance.
- No form of unfair discrimination will be tolerated, and salary differentials are substantiated through defensible principles included in our Remuneration Policy.

Remuneration Policy

Our Remuneration Policy is a crucial enabler of Sasol's strategy. The objectives of our policy are sustainable high performance based on a values-driven organisational culture and aligning behaviour with the company's risk management framework. The policy is designed in such a way that it strives to provide competitive, market-aligned pay while balancing the need for cost containment. Additionally, the policy aligns top management's interests with stakeholders' by promoting and measuring performance that drives long-term growth and sustainable value creation.

Remuneration Committee governance

Sasol complies with the relevant remuneration governance codes and statutes that apply in the various jurisdictions within which it operates. We apply recommended practices stated under Principle 14 of the King IV Code™. The Committee is appointed by the Board to assist in ensuring that the Group remunerates its employees fairly, responsibly and transparently by implementing affordable, competitive and fair reward practices to promote the achievement of strategic objectives and positive outcomes in the short-, medium- and long-term. A copy of the Committee's Terms of Reference as well as the Group Remuneration Policy is available on the Group's website.

The President and CEO, the EVP: Human Resources and Corporate Affairs and the Vice President: Global Rewards attend meetings of the Committee by invitation. Members of the Group Executive Committee recuse themselves when their own remuneration is discussed. The Committee is supported by Mr David Tuch, A&M.

The CEO tables the performance outcomes of all Prescribed Officers to the Committee to inform the award and vesting of annual increases and incentives. The Chairman of the Board tables the performance outcomes and proposed rewards for the Executive Directors at the Committee which recommends it to the Board.

The Committee has used its discretion twice in the past year: to not award short-term incentives despite some of the targets being met, and the adjustment, for reasons of COVID-19, of the production volumes achievement in the long-term incentive vesting percentage for those LTIs that will vest in 2021.

Sasol Limited Group
Report of the Remuneration Committee (continued)

Enabling the achievement of key strategic priorities

Our Remuneration Policy sets the foundation for the development of fixed salary, variable pay plans and benefit structures that address our talent needs and enables the achievement of our strategy. Through our variable pay plans, we drive a high-performance culture where employees are encouraged to achieve targets set at an individual, Operating Model Entity (OME) and Group level. The Committee annually reviews the targets set for our short-term incentives (STIs) and long-term incentives (LTIs) to ensure that these are relevant and aligned with the business priorities.


What the policy aims to achieve
Align management's interests with that of stakeholders
How we achieve policy objectives
By linking the achievement of strategic priorities with remuneration outcomes
Why we do this
To drive stakeholder value sustainably

The following table provides an overview of the remuneration elements and strategic intent of each component.

Fixed pay – Policy and strategic intent	Fixed Pay – Application	Outcomes 2020
Base Salary, Basic Salary or Total Guaranteed Package (TGP) depending on the location. Broad pay bands set with reference to location and sector median benchmarks that reflect the complexity and scale of our business to ensure that we attract and retain the talent required for successful operations. The Committee approves the cost of annual increases and considers market and economic data as well as affordability when making this decision. Mandates are provided for salary increase negotiations with recognised trade unions. **Strategic intent:** • **Attraction and retention of key employees** • **Internal equity and external competitiveness** • **Recognition of competence and individual performance**	Employees in countries other than South Africa and employees in the South African bargaining sectors are paid a base salary rather than a TGP. In South Africa, the minimum wage paid to our employees in the different sectors is compared with the living wage for a family as provided by Trading Economics to ensure that we pay a living wage to our employees. Salaries are paid monthly to all employees except for employees in the United States and Canada who receive salary payments on a bi-weekly basis in line with local market practice. Employees who are promoted are considered for salary adjustments where justified. Performance aligned annual increases are processed for employees outside the collective bargaining sectors with effect from 1 October. Across the board increases for other employees are implemented with effect from 1 July.	An increased cost of 5,3% was approved for South African employees falling outside of the bargaining units and implemented on 1 October 2019. The total cost of increases for members of the Group Executive Committee was also within this approved cost. For our international jurisdictions, increases were aligned to the local market conditions and closely aligned with the forecast market movement. No annual increases will be awarded in 2021 to employees falling outside the bargaining units. 6 900 employees were asked to take a salary sacrifice effective 1 May 2020 for up to eight months; the sacrifice varied between 10% and 24% depending on the role category. This sacrifice has contributed significantly to our cash conservation efforts resulting in the suspension on 4 August 2020 due to the company's improved liquidity position.

Benefits and allowances – Policy and strategic intent	Benefits and allowances – Application	Outcomes 2020
Benefits include, but are not limited to, membership of a retirement plan, healthcare and risk cover to which contributions are made by both the company and the employee. Allowances are paid in terms of statutory compliance or as is applicable in a sector/jurisdiction. A number of special allowances including inter alia housing, cost of living, home leave and child education are included in the group's expatriate policy. **Strategic intent:** • **Compliance with legislation** • **Negotiated and contractual agreements** • **Strengthening of the employee value proposition**	Benefits are offered on retirement for reasons of sickness, disability or death. The beneficiaries of employees who pass away while in service receive an additional insurance cover of which the quantum depends on the retirement plan of which they were a member during service. Allowances are linked to roles within specific locations and are paid together with salaries. Expatriate allowances and benefits are offered to protect quality of life in the host country.	Sasol utilises different options to provide healthcare to employees and their families by means of medical insurance and/or public health plans, as well as additional insurance in countries where appropriate and market-related. All employees have healthcare cover in the event that they are infected by COVID-19. Special leave categories were introduced in 2020 to accommodate the lockdowns in the respective countries where we have a presence. No employees were asked to go on unpaid leave during lockdown periods or shutdown of operations. Sasol confirms that, in all countries where we have employees located that participate in retirement funds, the governance of these funds meets all local fiduciary requirements. All Defined Benefit Fund liabilities are appropriately detailed in Sasol's Statement of Financial Position. The employer contributions to retirement funds in the US and SA were suspended for a period of up to eight months starting 1 May 2020 to assist with cash flow. Following a review on 4 August 2020, the employer retirement fund contribution was reinstated due to the company's improved liquidity position.

Short-term incentive (STI) Policy	Short-term incentive (STI) Application	Outcomes 2020
A single structure is applied globally and paid annually in September after Committee approval. Most mining employees earn a production bonus which is accrued bi-weekly, linked to safely produce against mining targets. Target incentives align with market median. The STI structure consists of Group, entity, and individual performance targets set in advance of every financial year. The Committee can exercise its discretion to vary incentive outcomes as deemed appropriate, and based on affordability.	Group, entity and individual performance targets are reviewed annually to ensure relevance, continuous improvement and alignment with the Group's Strategic objectives which include safe, sustainable performance. Sustainability is a key performance objective and measured at Group and entity levels. In addition to the group targets, the following objectives are included in entity and individual STI scorecards as applicable: safe transportation of hazardous chemicals, occupational health measures, carbon emissions and leaks or spills of hazardous materials. These measures balance safety, environmental sustainability and operational performance criteria. Individual targets are agreed in the annual individual performance contracts, and performance against objectives is assessed bi-annually.	As part of the self-help measures announced in March 2020, a decision was supported not to pay short-term incentives to any employee for 2020, despite performance targets being achieved on group, entity and individual level. This decision has reduced the cash fixed costs for the group by approximately R2,5bn.

Sasol Limited Group Report of the Remuneration Committee (continued) was achieved at 47% of target. Of these, 50% 2022. Participants who leave the service of retrenchment, by death, disability or ill-health, positions. The vesting period is three years for headcount management. A split vesting period the GEC was delayed to 4 March 2020 employees and scarce and critical review were closed out. The on-Long-Term Incentives – Policy and strategic intent Long-Term Incentives – Application Outcomes 2020 Equity-or cash-settled awards linked LTIs form an important part of our pay to the market value of a Sasol ordinary mix and annual target LTI awards are share (or American Depository Receipts annually reviewed to ensure market (ADR) for the international employees), competitiveness. subject to vesting conditions for The equity-or cash-settled LTI plans participants. give participants the opportunity, The Committee governs LTI awards and subject to vesting conditions, to receive considers these in respect of :Sasol ordinary shares or ADRs or the • Internal promotions to qualifying roles equivalent cash value of share linked LTI and external appointments awards. Participants have the option to sell or retain the shares after the vesting • Annual awards to eligible employees; period. Executive directors are required and to retain vested shares until minimum • Ad hoc discretionary awards shareholding requirements have been Awards are linked to the role complexity met. and individual performance, and vesting The Committee annually considers the is subject to service and additionally corporate performance targets and corporate performance targets for the vesting of the 2020 LTI awards are participants in leadership, senior subject to the following targets: leadership and top management • Return on Invested Capital • Total shareholders’ return participants in leadership and senior • Increase in production volumes over of three and five years applies to In 2020, the annual LTI award was participants in group leadership and top granted to participants excluding management. members of the GEC, on 29 October Strategic intent: 2019. • Alignment with group performance The annual LTI award for members of • Attraction and retention of senior until all matters raised in the Board skills appointment awards for the President • Alignment with shareholders' long and CEO as well as the newly appointed term interests and experience EVPs were also made on this date. 100% of LTIs awarded to members of the GEC are subject to the achievement of corporate performance targets. The Committee assessed that overall performance of the LTI awards made in 2016 vested and were delivered to the Executives in the form of equity or cash with the remaining 50% due to vest after a further two years in the group for reasons other than retirement, or for any other reason approved by the Committee, will forfeit the awards not vested or of which all performance and time conditions have not been met.

Risk management Remuneration risk is viewed in accordance with the terms of reference of the Committee. In the normal course of business, Sasol aligns remuneration decisions with strategic business objectives. The Remuneration Committee ensures effective risk management oversight in relation to material risks within the Committee’s scope and will exercise its discretion within the Group’s overall risk framework. Maximum vesting opportunities exist through the design of our STI and LTI plans. Our LTI plan design ensures that top management’s awards are subject to split vesting of 50% after three years and the balance after five years. We have a Clawback and malus policy in place. All exceptions are approved by the Committee and by the Board in the case of Executive Directors. Executives do not approve their own benefits or remuneration. All incentive plans and the remuneration mix are reviewed annually. The remuneration policy is transparent to all stakeholders.

Sasol Limited Group
Report of the Remuneration Committee (continued)

Details of key remuneration components

The use and application of remuneration benchmarks

We use benchmark data from the approved peer group for purposes of developing pay bands and incentive plans as well as for the comparison of employee benefits. One of the Committee's key tasks is to preserve the relevance, integrity and consistency of benchmarking. Management also consults survey reports from various large remuneration firms. For members of the GEC as well as for the setting of Non-Executive Director (NED) fees, a peer group of companies with a similar geographic footprint, operating model and market capitalisation is selected. This peer group will be reviewed for application in 2021. For the rest of our employees, we acquire local surveys from reputable companies to ensure locally suitable and appropriate salary bands.

Base salary/total guaranteed package (TGP) and benefits

South African employees who are not covered by collective bargaining agreements receive a TGP which includes employer contributions towards retirement, risk and healthcare benefits. In terms of this model, all changes to benefit contribution levels are cost neutral to the employer. Increases in the benefit pricing of employee and employer contributions reduce the net cash salary of employees. All other employees receive a basic salary. In some jurisdictions, a thirteenth cheque is payable.

Performance-based increases are not applied for the South African collective bargaining sectors as across-the-board increases are applied with effect from 1 July every year. In all other jurisdictions, annual increases are distributed with reference to merit and the positioning in the pay band. Outside of South Africa, annual salary increases are also negotiated with trade unions and works councils in the US, Germany and Italy.

In the South African mining sector, 2020 was the final year of a three-year wage increase agreement for Sasol. The revised minimum monthly salary translates to an annual minimum total guaranteed package excluding incentives and overtime, of R221 146 or R18 429 per month.

Short-term incentive plan (STI)

The configuration and weightings attached to the different parts of the STI formula differ to the extent that employees can influence the achievement of performance objectives either directly or indirectly as indicated in the diagram:


Members of the GEC
STI Target %
Derived from benchmarking positions of similar complexity in the comparator group
X
Group performance factor (0% to 150%)
Performance measured against financial and non-financial drivers
X
Individual portfolio performance factor (0% to 150%)*
Assessment of individual performance against project milestones, individual and OME targets


Employees below the GEC
STI Target %
Derived from benchmarking positions of similar complexity in the comparator group
X
Group performance factor (0% – 150% or 80% – 120% depending on level)
Performance measured against financial and non-financial drivers
X
OME Score (0% to 100%)
Performance measured against financial and non-financial drivers for the specific OME
X
Individual portfolio performance factor (0% to 150%)*
Assessment of individual performance against project milestones, individual and individual targets

*The IPF must balance at 100% across the organisation.

Sasol offers eligible employees in middle management, senior management and top management the opportunity to participate in an LTI plan to enhance retention over the long term and align these participants' interests with that of our stakeholders. LTIs form an important part of our pay mix.

Equity-settled LTI plan

The equity-settled LTI plan gives participating employees the opportunity, subject to the vesting conditions, to receive Sasol ordinary shares or American Depository Receipts (ADRs). Participants have the option to sell or retain the shares after the vesting period. A split vesting period applies to top management, where 50% of the award vests subject to the achievement of corporate performance targets (CPTs) after three years from the date of grant (performance period). The balance is released to the participant after a five-year period, subject to the vesting conditions. Accelerated vesting principles in cases of termination for 'good leavers' do not apply to top management. A service penalty is applied for all participants whose services are terminated under 'good leaver' conditions.

Cash-settled LTI plan

In regions where we do not offer an equity-settled award due to legislative restrictions or logistical reasons or where we choose not to make an equity-settled award, eligible employees may participate in a cash-settled LTI plan with the same conditions that are applicable to equity instruments, except that they are settled with cash.

Pay mix – minimum, on-target, and maximum performance for executive management

The threshold, target and maximum reward outcomes under the terms of the 2020 policy are indicated in the following graph:



800
600
400
200
0
As a % of fixed pay
100
100
115
200
100
259
400
100
100
90
150
100
203
300
100
100
75
110
100
169
220
CEO Threshold
CEO Target
CEO Max
CFO Threshold
CFO Target
CFO Max
GEC Threshold
GEC Target
GEC Max
TGP
STI
LTI

*Only TGP will be paid in the event of Below Threshold performance.

The graphs indicate that a substantial portion of the reward mix is from incentives that only vest or are paid out subject to the achievement of rigorous targets and at the approval of the Committee. For 2019 and 2020, no short-term incentive was paid out despite some of the targets having been met which has substantially reduced the reward pay-out. The pay mix is reviewed annually.

Retention and sign-on payments

The sign-on payment and retention policy may be used in the recruitment of candidates in specialised or scarce skill positions, or to retain critical skills, mostly in senior levels. Sign-on payments are (usually) used to compensate joiners for the loss of incentive payments from their previous employer. Cash retention payments are linked to retention periods of at least two years. Retention shares are granted under the LTI plan.

Sasol Limited Group Report of the Remuneration Committee (continued) Minimum shareholding requirements On 1 November 2019, Mr VD Kahla was appointed as Executive Director and was replaced as Company Secretary for Sasol Limited by Ms MML Mokoka. The Committee recommended to the Board that the share ownership requirement for the positions of President and Chief Executive Officer, the Chief Financial Officer and other Executive Directors, be differentiated, and approved the following requirements: The requirement must typically be achieved within five years from the date of appointment unless otherwise agreed by the Board. Due to the extended voluntary closed period that the Group was in during 2020, it was agreed that for Mr VD Kahla, the five-year period will only start once the closed period lifts in 2021. The Board has further considered that due to the low levels of achievement against the CPTs over the past five years in particular, that the five-year period for Mr P Victor, be extended. In the meantime, the Board expects that all after-tax vested shares from previously granted LTI awards be retained until the minimum shareholding requirement has been met. Executive service contracts • The President and Chief Executive Officer is appointed on a three-year contract which can be extended by 12 months if mutually agreed. • Members of the Group Executive Committee have permanent employment contracts with notice periods of three to six months. The contracts provide for salary and benefits as well as participation in incentive plans on the basis of Group and individual performance as approved by the Board. Executive Vice Presidents who are members of the South African Sasol Pension Fund are required to retire from the Group and as Directors of the Board at the age of 60, unless they are requested by the Board to extend their term. Perquisites available to the members of the GEC are disclosed in the implementation report. • President and Chief Executive Officer: 300% of annual pensionable remuneration • Chief Financial Officer: 200% of annual pensionable remuneration • Other Executive Directors: 100% of annual pensionable remuneration

Termination arrangements applicable to GEC The following table sets out the guideline followed by the Committee when executive separations are considered. Expatriate benefits are determined by the Sasol long-term assignment policy. not worked during the performance period. No Remuneration policy Voluntary termination component i.e. resignation Involuntary termination i.e. retrenchment, redundancy, retirement or other reasons included under the definition of ‘good leaver’ Base salary Payable up to the last day of service including the Payable up to the last day of service including a notice period either in exchange for service or in three-to six-month notice period. lieu of the notice period. Health insurance Benefit continues up to the last day of service. Benefit continues up to the last day of service; employees who qualify for post-retirement subsidy continue to receive the employer’s contribution. Retirement and risk plans Employer contributions are paid up to the last day of service. The employee is entitled to the full value of the investment fund credit and any returns thereon. Other benefits Not applicable. A severance package equal to three weeks' salary per completed year of service is offered which may be increased for voluntary retrenchments or mutually agreed terminations. Short-term incentive The executive resigns on or after 30 June, there is A pro-rata incentive may be considered for the an entitlement for consideration of the STI which period in service during the financial year subject to may be applicable for the past financial year, the meeting of performance targets. subject to the achievement of performance targets. No pro-rata incentive is due if the executive leaves prior to the end of the financial year for reasons of dismissal, resignation or mutual separation. Long-term incentive All vested Share Appreciation Rights (SARs) to be The original vesting period remains unchanged exercised by the last date of service. All unvested up to the normal date of retirement and then LTIs are forfeited. vests subject to the achievement of CPTs as well as application of a service penalty for the period accelerated vesting applies to long-term incentives but a service penalty will be applied at the end of the vesting period. No pro-rata awards are made.

Sasol Limited Group Report of the Remuneration Committee (continued) The following shows the alignment between the Group's key priorities, the targets set for 2020 STI and LTI awards, and the KPIs aligned with the Group key priorities for 2021 2020 Group Strategic Priorities 2020 Incentive Targets • Pursue Zero harm and an efficient workforce we increase timely project completion measure of the value delivered to peers, and combines both the share indicate total value to shareholders Long-Term Incentives Short-Term Incentives Our incentive targets align with the following group priorities: • Nurture foundation business • Sustainable growth and future investment • Resilient organisation • Drive customer, operational and capital excellence • Through production improvements earnings for our shareholders • ROIC reflects an earnings return measure in respect of capital investments effective capital allocation and driving • Total Shareholder Return (TSR) is a shareholders over time relative to price appreciation and dividends paid to STI targets for 2020: STI Targets • Cost efficiency to support continuous improvement • Growth in core headline earnings • Growth in production volumes • Project Delivery – Schedule – Costs compared to approved budget • Safety and Environment – High Severity Injuries – Fires, explosions and releases (FERs) – Energy efficiency Index • B-BBEE (applicable to SA entities only) – Preferential procurement – Employment equity A penalty of 3 percentage points per fatality is deducted from the final score. Application of LTI targets is over a period of three years (1 July 2019 – 30 June 2022) with 50% of the awards vesting after three years and 50% vesting after five years. LTI Targets • Growth in Production volumes/headcount (30%) • Return on Invested Capital (excluding AUC) split as follows – Rest of Sasol: ROIC (excl. AUC) (20%) – US business: ROIC (excl. AUC) (10%) • TSR vs MSCI World energy Index (20%) • TSR vs MSCI Chemicals Index (20%) The above corporate performance targets are applicable to GEC, SVP and VPs and the performance will be assessed at the end of 2023.

2021 Key Performance Indicators 2021 Group Strategic Priorities Sasol roadmap and achievement of our Our 2021 incentive targets will enable the following group priorities: • Pursue zero harm • Strengthen financial position • Deliver LCCP • Advance sustainability • Transition to Future Sasol Our long-term incentive targets will align with the longer term priorities of Sasol which include achievement of our longer term targets under the Future aspirations to reduce our carbon footprint aligned with the Emissions Reduction Roadmap and our second Climate Change Report. For 2021, key performance indicators in the Short-Term Incentive plan will include the following: • Achievement of key milestones towards realising Future Sasol • Sales volumes • Reduction in cash fixed costs • Reduction in capital expenditure • Asset disposals • Improved net working capital • Environmental targets • Safety Our 2021 Long-term incentive targets will consist of: • Environmental targets • Total shareholders return • Return on invested capital

Sasol Limited Group
Report of the Remuneration Committee (continued)

Non-Executive Director fees

Non-Executive Directors (NEDs) are appointed to the Sasol Limited Board based on their competencies as well as insight and experience appropriate to assist the Group in setting the strategy and assessing performance against key priorities. Consequently, fees are set at levels to attract and retain the calibre of directors necessary to contribute to a highly effective board. They do not receive short-term incentives, nor do they participate in long-term incentive plans. No arrangement exists for compensation in respect of loss of office.

NEDs are paid a fixed annual fee in respect of their Board membership, as well as supplementary fees for Committee membership and an additional Committee fee for special purpose Committees of the Board. Actual fees and the fee structure are reviewed annually. A travel allowance, approved by shareholders, is payable for international travel but will only be implemented in 2021 to the extent that NEDs will be required to travel internationally.

In 2018, following consultations with our large institutional investors, the Committee proposed a single currency fee structure which was approved at the 2018 November AGM. The new structure has been phased in for our resident NEDs. The Board agreed to defer the last adjustment to the new fee structure by one year to 1 July 2021. Where current NEDs' fees are higher than the new single currency fee structure, their fees are kept unchanged.

Following the outbreak of COVID-19 across the world, NEDs volunteered fee sacrifices of between 20% and 40% in support of our cash conservation efforts effective from April 2020.

No increase in fees will be requested at the November 2020 AGM.

Annual Non-Executive Directors' fees:

	2020		
	Fees incl. VAT with effect from 16 November 2018[2, 3]		
	Chairman[1]	Member	Rate
Board	$445 000	$150 000	Annual
Audit Committee	$25 000	$20 000	Annual
Remuneration Committee	$20 000	$12 000	Annual
Capital Investment Committee	$16 000	$11 000	Annual
Digital, IM and Hedging Committee	$16 000	$11 000	Annual
Nomination and Governance Committee	$16 000	$11 000	Annual
Safety, Social and Ethics Committee	$16 000	$11 000	Annual
Lead Independent Director	–	$40 000	Annual
Travel allowance – Less than 10 hours travel[4]	–	$5 000	Once off payable per cycle
Travel allowance – Between 10 and 15 hours travel[4]	–	$10 000	Once off payable per cycle
Travel allowance – More than 15 hours travel[4]	–	$15 000	Once off payable per cycle
Special purpose Ad hoc Committee meetings	$2 000	$2 000	Per meeting

1. Chairman of the Board fee, inclusive of all fees payable for attendance or membership of Board Committees and directorship of the company.
2. Fees including VAT are being phased in over a period of two to three years with effect from 16 November 2018.
3. For the fee structure applicable from 16 November 2018 for non-resident Non-Executive Directors, the following rules apply: where the total prior year fees inclusive of VAT (on a like-for-like basis), are higher that the new structure, the previous fee will be retained to ensure that the Non-Executive Director is not financially worse off with the implementation of the new fee structure.
4. Travel allowance implemented with effect from 2021 as appropriate, when international travel is required.

Implementation report

The section that follows provides an overview of the implementation of the remuneration policy. It also sets out the relationship between company performance and Executive Directors' and Prescribed Officers' remuneration outcomes against incentive plan targets as well as progress against minimum shareholding requirements. The report also details the remuneration paid to the former Joint-CEOs in terms of the mutual separation agreements concluded.

The tables in this section provide information on all amounts received or receivable by members of the GEC (including the current President and CEO and the former Joint CEOs and Presidents, other Directors and Prescribed Officers).

The structure of the implementation report, is as follows:

General	• Resultant outcomes of the group performance factor for 2020 as well as an overview of performance against targets for the past three financial years • Resultant outcomes for the CPTs set for the LTIs that are due to vest in 2021, as at 30 June 2020 as well as an overview of the performance against the CPTs set for the past financial years and unvested LTIs
Executive Directors	• Remuneration and benefits paid disclosed in terms of the single total figure methodology • Outstanding LTI holdings • Progress against minimum shareholding requirements
Prescribed Officers	• Remuneration and benefits paid disclosed in terms of the single total figure methodology • Outstanding LTI holdings
Former Joint CEOs and Presidents	• Remuneration and benefits paid or payable disclosed in terms of the single total figure methodology • Outstanding LTI holdings
Non-Executive Directors	• Fees paid over for 2020

Sasol Limited Group
Report of the Remuneration Committee (continued)

The remuneration policy includes the details of the STI and LTI plan, and any value derived from these are tied to value creation in different forms.

The following table provides the outcomes against the 2020 group performance targets that were set for the STI plan:

		KPI – Key Performance Indicator	Unit of Measure	Weightings: GEC	Threshold (Rating = 0%)	Target (Rating = 100%)	Stretch (Rating = 150%)	Achievement	Weighted Achievement
FINANCIAL	60%	Cost efficiency to support Continuous Improvement[1]	YoY Increase in Cash Fixed Costs excl LCCP (Foundation business)	20%	FY19 CFC + 6,5%	FY19 CFC + 5,5%	FY19 CFC + 5%	Increased by 0%	30%
		YoY Growth in Core Headline Earnings[1]	% Core Headline Earnings growth	25%	FY20 Core Headline Earnings = FY19	FY19 + 2%	FY19 + 4%	Decreased by 38%	0%
		YoY growth in Production Volumes of key production plants[3]	Volume growth in fuel equivalent tons	15%	2% below target production volumes for key plants	On target production volumes for key plants	1% above target production volumes for key plants	Decreased by 5%	0%
PROJECTS	15%	Project delivery	% on time and budget delivery	Schedule: 7.5% Cost: 7.5%	LCCP: Delivery of Ethane Cracker and/or derivative units 30 calendar days late (on May 2019 market guidance) $12,9bn	LCCP: Delivery of Ethane Cracker and/or derivative units within May 2019 market guidance $12,6bn	LCCP: Delivery of Ethane Cracker and/or derivative units 30 calendar days early (on May 2019 market guidance) $12,5bn	Did not achieve the committed schedule but costs remained within approved budget	3%
ESG MEASURES	25%	Safety and Environment	High severity injuries	5%	0%: ≥ 6 category 2 and 3 injuries	100% = 4 category 2 and 3 injuries	150%: ≤ 2 category 2 and 3 injuries	6 Fatalities[2] 3 HSIs	6%
			Significant FERs	5%	≥ 18 FERs	16 FERs	≤ 14 FERs	23 FERs	0%
			Energy Efficiency Index (SA Ops)	5%	Consolidated Improvement from FY19 to FY20 ≥ 0%	Consolidated Improvement from FY19 to FY20 = 1%	Consolidated Improvement from FY19 to FY20 = 1,5%	0.2% energy improvement year-on-year	1%
		B-BBEE (Group)	Preferential Procurement (PP)	5%	Preferential Procurement: 21.63 out of 27 on PP scorecard	Preferential Procurement: 22.63 out of 27 on PP scorecard	Preferential Procurement: 23.63 out of 27 on PP scorecard	Over-achieved against the preferential procurement target but under-achieved against the employment equity target due to employment and promotion freeze	6%
			Placement of African and Coloured Males and Females in Specialisation and higher (external + internal promotions)	5%	50% of all opportunities employed in the targeted groups	70% of all opportunities employed in the targeted groups	80% of all opportunities employed in the targeted groups		
		Safety adjustment – penalty for fatalities							(18%)
		Final score		100%					28%

1. The cost of STIs not paid, added back to ensure a consistent baseline for 2020.
2. Penalty applied for fatalities of 3 percentage points per fatality deducted from the final score.
3. Key Production plants:
   - SA Secunda tonnes- Synfuels total
   - SA Sasolburg Wax Basket
   - Lake Charles ethylene
   - EU Brunsbüttel gross Ziegler alcohol
   - EU Marl – Gross ethylene oxide
   - EU Italy OXO alcohols

For comparative purposes the following table sets out the Group's performance on a weighted basis against STI targets for the previous two years.

Period	Growth in headline earnings	Production volumes	Growth in cash fixed costs	Cost-efficiency	Project delivery	Safety and enviroment	Preferential procurement and employment equity	Total
2019	45,0%	0,0%	0,0%	0,0%	0,0%	12,5%	8,2%	66%
2018	0,0%	13,5%	18,2%	3,7%	5,0%	15,1%	7,5%	63%

Outcomes against the corporate performance targets (CPTs) which were linked to the 2018 Long-Term Incentive awards, which are due to vest in 2021. The vesting percentage is determined by the Group's performance against CPTs over the period 1 July 2017 to 30 June 2020.

Measure	Weighting	Threshold (0%)	Target (100%)	Stretch (200%)	Achievement	Weighted achievement
Increase in Tons produced/headcount[4]	25%	0% improvement on base	1% improvement on base	2% improvement on base	1% Growth year on year	26%
Return on Invested Capital (ROIC)	25%	3 year average ROIC (excl AUC[3]) at 1 x times WACC (hurdle)	3 year average ROIC (excl AUC[3]) at 1,3 times WACC	3 year average ROIC (excl AUC[3]) at 1,5 times WACC	8%, 3 year average	0%
TSR – MSCI World Energy Index	25%	Below the 40th percentile of the Index	60th percentile of the Index	75th percentile of the Index	Below threshold	0%
TSR – MSCI Chemicals Index	25%	Below the 40th percentile of the Index	60th percentile of the Index	75th percentile of the Index	Below threshold	0%
Achievement						0% – 200% range[1] = 26% 40% – 160% range[2] = 56%

On the basis of the scoring in the above table, the FY17 LTI awards to vest in FY20 are:

1. In respect of LTIs issued to members of the group executive committee including the executive directors @ 26% of which 50% will be released (100% of the award linked to CPTs).
2. In respect of LTIs issued to SVPs and lower @ 56% (60% of the award linked to CPTs).
3. AUC = Assets under construction.
4. Increase in Tons produced/headcount adjusted from 15 666kt to 16 552kt to accommodate the requested reduction in production due to COVID-19.

The following table sets out the outstanding unvested LTI awards that are in issue (where performance has not yet been assessed) as well as the weightings linked to the respective CPTs.

Outstanding unvested LTI awards

Financial year of allocation	Vesting year (financial year)	Vesting range	Return on invested capital	Increase in tons produced/head	TSR vs MSCI World Chemicals index	TSR vs MSCI World Energy Index
2019	2022 to 2024	0% to 200%[1] 40% to 160%[2]	25%	25%	25%	25%
2020	2023 to 2025	0% to 200%[3,4,5,6]	30%	30%	20%	20%

1. All members of the group executive committee including executive directors: 100% of the award subject to the achievement of CPTs.
2. In 2019, 60% of the award to participants below GEC is subject to the achievement of CPTs.
3. CEO and President, CFO, EVPs: 100% linked to the achievement of CPTs.
4. SVPs: 50% linked to the achievement of CPTs.
5. VPs: 30% linked to the achievement of CPTs.
6. All other participants subject to time-based vesting criteria.

The vesting of LTIs awarded during 2020, are subject to the achievement of the following CPTs. The percentage of LTIs tied to these CPTs depends on the position of the participant. 100% of GEC LTI awards vest subject to achievement of these CPTs.

2020 LTI Corporate Performance Targets (CPTs)

Measure	Target (100%)	Weighting
Increase in tons produced/headcount	2% compound improvement on baseline	30%
Return on Invested Capital (ROIC)	Rest of Sasol – ROIC (excl.AUC) @WACC +1% = 14,5% per annum	20%
	US: ROIC (excl.AUC) @ US WACC + 0,5% = 8,5% per annum	10%
TSR – MSCI World Energy Index	60th percentile of the Index	20%
TSR – MSCI Chemicals Index	60th percentile of the Index	20%

Sasol Limited Group
Report of the Remuneration Committee (continued)

The following section provides information on how the reward outcomes were determined for Executive Directors:

Executive Directors:

a. Remuneration and benefits approved and paid in respect of 2020 for Executive Directors

	FR Grobler[3,4,5] (CEO and President)		P Victor[6,8] (CFO)		VD Kahla[7,8] (Executive Director)	
Executive Directors	**2020 R'000**	2019 R'000	**2020 R'000**	2019 R'000	**2020 R'000**	2019 R'000
Salary	7 114	–	6 678	4 655	4 143	–
Risk and Retirement funding	501	–	919	2 686	428	–
Vehicle benefit	57	–	100	100	–	–
Healthcare	130	–	100	94	68	–
Vehicle insurance fringe benefit	4	–	6	6	4	–
Security benefits	–	–	–	–	484	–
Other benefits	2 176	–	31	7	1	–
Total salary and benefits	9 982	–	7 834	7 548	5 128	–
Annual short-term incentive[1]	–	–	–	–	–	–
Long-term incentive gains[2]	725	–	1 143	6 880	789	–
Total annual remuneration	10 707	–	8 977	14 428	5 917	–

1. No STI payment was approved for 2020.
2. Long-term incentives for 2020 represent the award made on 22 September 2017. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (26%) x closing share price on 12 August 2020. The actual vesting date for the annual awards is 22 September 2020; subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 22 September 2020 and the balance in September 2022, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Mr Grobler was appointed as CEO and President effective 1 November 2019.
4. Mr Grobler agreed to a voluntary contribution of 30% of his salary to the South Africa Solidarity Fund with effect from 1 May 2020 until 31 July 2020.
5. Other benefits for Mr Grobler relate to his period as an expatriate and include accommodation (R331 152), utilities (R9 677), home leave allowance (R250 169), relocation expenses (R463 663), subsidised business transport (R3 699), tax consulting fees (R73 319), employer contributions to German statutory funds (R8 074) and tax on expatriate benefits (R1 036 479).
6. Other benefits for Mr Victor include meals on premises (R6 750) and subsidised business transport (R24 455).
7. Mr Kahla was appointed as an Executive Director with effect from 1 November 2019.
8. Messrs Victor and Kahla have voluntarily agreed to a salary sacrifice of 20% with effect from 1 May 2020 to assist with the Sasol self-help measures announced in March 2020. This is in addition to the suspension of employer contributions to the pension fund.

b. Unvested LTI holdings (number):

Executive Directors	Cumulative balance at the beginning of the year	Granted in 2020[1]	Effect of corporate performance targets	Dividend equivalents	Long-term incentives settled[2]	Effect of changes in Executive Directors	Cumulative balance at the end of the year
FR Grobler[3]	–	99 569	(9 542)	1 146	(5 375)	50 424	136 222
P Victor	93 671	63 497	(23 856)	2 866	(13 438)	–	122 740
VD Kahla[4]	–	43 628	(9 542)	1 146	(5 375)	53 389	83 246
Total	93 671	206 694	(42 940)	5 158	(24 188)	103 813	342 208

1. LTIs granted on 4 March 2020.
2. 50% of the award that vests in 2020 is still subject to a continued employment period of two years.
3. Mr Grobler was appointed as the CEO and President with effect from 1 November 2019.
4. Mr Kahla was appointed as Executive Director with effect from 1 November 2019.

c. Unvested LTI holdings (intrinsic value):

Executive Directors	Intrinsic cumulative value at beginning of year[4,5] '000	Intrinsic value of awards made during the year[1] '000	Change in intrinsic value for the year[5] '000	Effect of corporate performance targets '000	Dividend equivalents '000	LTIs settled[6] '000	Effect of changes in Executive Directors '000	Intrinsic cumulative value at end of year[4,5] '000
FR Grobler[2]	–	R18 545	(R14 269)	(R2 721)	R327	(R1 533)	R17 660	R18 009
P Victor	R32 807	R11 826	(R18 590)	(R6 803)	R817	(R3 832)	–	R16 225
VD Kahla[3]	–	R8 126	(R11 887)	(R2 721)	R327	(R1 533)	R18 693	R11 005

1. LTIs granted on 4 March 2020.
2. Mr Grobler was appointed as the CEO and President with effect from 1 November 2019.
3. Mr Kahla was appointed as Executive Director with effect from 1 November 2019.
4. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2020 R132,20
   30 June 2019 R350,21
5. Change in intrinsic value for the year results from changes in share price.
6. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2019 that was settled in the 2020 financial year. Difference between the long-term incentive gains disclosed in 2019 and the amount settled in 2020 is due to difference in actual share price at vesting date and the share price at date of disclosure.

d. Share appreciation right holding – outstanding (vested but unexercised)[3]

Executive Directors	Balance at beginning of year (number)	SARs exercised (number)	Effect of change in Executive Directors	Balance at end of year (number)
FR Grobler	–	–	35 413	35 413
Total	**–**	**–**	**35 413**	**35 413**

e. Fair Value of share appreciation right holdings (vested but unexercised)[3]

Executive Directors	Fair value at beginning of year[1] R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[2] R'000	Effect of change in Executive Directors R'000	Fair value at end of year R'000
FR Grobler	–	–	(1 573)	1 947	374
Total	**–**	**–**	**(1 573)**	**1 947**	**374**

1. Fair values at the beginning and end of year have been determined using the IFRS 2 option values on 30 June 2019 and 30 June 2020.
2. Change in intrinsic value for the year results from changes in the share price.
3. No further awards have been made since 2015.

f. Progress against minimum shareholding requirement (MSR):

							Unvested awards subject to continued employment only until 2021/2022 (excluding accrued dividend equivalents[2])			
Beneficial Shareholding	Minimum Shareholding Requirement (MSR)	MSR Achievement period (CY)	Beneficial share-holding – 30 June 2020[1]	Post tax vesting – September 2020[3]	Beneficial shareholding value (including September 2020 post tax vesting)	% MSR Achieved	Number of shares to vest – 26 September 2021	Number of shares to vest – 22 September 2022	Total number of vested shares subject only to continued employment	Pre-tax value of vested shares subject only to continued employment[3]
FR Grobler	R22 050 000	2024	R5 887 153	R611 221	R6 498 374	29%	4 230	1 933	6 163	R814 749
P Victor	R8 680 000	2021	R3 000 034	R498 078	R3 498 112	40%	10 575	3 047	13 622	R1 800 828
VD Kahla	R5 098 706	2025	R0	R708 168	R708 168	14%	4 230	2 105	6 335	R837 487

1. Beneficial shareholding balance as at 30 June 2020 valued at the acquisition price at vesting date.
2. Corporate performance conditions have been applied, the shares are subject to continued employment. This table excludes LTIs to vest in 2022 and 2023 that are subject to CPTs.
3. Value at closing price on 30 June 2020 (R132,20).

The following section provides information on how the reward outcomes were determined for the Prescribed Officers:

Prescribed Officers

a. Remuneration and benefits approved and paid in respect of 2020 for Prescribed Officers

Mr Grobler was on an expatriate assignment from South Africa to Germany and earned his salary in Euro for the period 1 July 2019 to 31 October 2019. Mr Harris is on an expatriate assignment from the UK to South Africa and earns his salary in British pounds sterling.

The salary lines for expatriates include the cost of tax equalisation and additionally reflect the depreciation of the South African currency against the currency of payment.

	HC Brand[4]		BV Griffith[5, 6]		FR Grobler[7, 8]		JR Harris[9]	
Prescribed Officers	2020 R'000	2019 R'000	2020 R'000	2019 R'000	2020 R'000	2019 R'000	2020 R'000	2019 R'000
Salary[3]	2 789	766	4 804	–	3 113	8 391	9 831	9 458
Risk and Retirement funding	1 770	224	279	–	295	823	516	462
Vehicle benefit	234	58	–	–	77	228	319	254
Healthcare	89	22	218	–	64	195	223	195
Vehicle insurance fringe benefit	6	2	–	–	2	6	–	–
Security benefit	–	–	–	–	–	–	12	14
Other benefits	502	188	268	–	552	2 037	2 622	2 180
Total salary and benefits	5 390	1 260	5 569	–	4 103	11 680	13 523	12 563
Annual short-term incentive[1]	–	–	–	–	–	–	–	–
Long-term incentive gains[2]	709	3 028	811	–	–	2 752	764	–
Total annual remuneration	6 099	4 288	6 380	–	4 103	14 432	14 287	12 563

Sasol Limited Group
Report of the Remuneration Committee (continued)

a. Remuneration and benefits approved and paid in respect of 2020 for Prescribed Officers (continued)

Prescribed Officers	VD Kahla[10] 2020 R'000	VD Kahla[10] 2019 R'000	BE Klingenberg 2020 R'000	BE Klingenberg 2019 R'000	CK Mokoena[11] 2020 R'000	CK Mokoena[11] 2019 R'000	M Radebe[12] 2020 R'000	M Radebe[12] 2019 R'000
Salary[3]	2 047	5 901	5 885	5 771	4 954	4 789	4 849	4 726
Risk and Retirement funding	245	772	1 958	1 971	736	772	755	764
Vehicle benefit	–	–	212	212	–	–	264	264
Healthcare	32	94	100	94	23	–	100	94
Vehicle insurance fringe benefit	2	6	6	6	–	–	6	6
Security benefit	–	490	384	363	71	103	44	–
Other benefits	–	–	–	–	774	13	110	–
Total salary and benefits	2 326	7 263	8 545	8 417	6 558	5 677	6 128	5 854
Annual short-term incentive[1]	–	–	–	–	–	–	–	–
Long-term incentive gains[2]	–	2 752	942	3 363	357	2 229	618	2 752
Total annual remuneration	2 326	10 015	9 487	11 780	6 915	7 906	6 746	8 606

Prescribed Officers	SJ Schoeman[13,14] 2019 R'000
Salary	9 533
Risk and Retirement funding	585
Vehicle benefit	264
Healthcare	283
Vehicle insurance fringe benefit	6
Security benefit	–
Other benefits	4 103
Total salary and benefits	14 774
Annual short-term incentive	–
Long-term incentive gains	2 752
Total annual remuneration	17 526

1. No STI payment was approved for 2020.
2. Long-term incentives for 2020 represent the award made on 22 September 2017. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (GEC:26%; SVP:56%) x closing share price on 12 August 2020. The actual vesting date for the annual awards is 22 September 2020 subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 22 September 2020 and the balance in September 2022, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.
3. Prescribed Officers have voluntarily agreed to a salary sacrifice of at least 20% with effect from 1 May 2020 to assist with the company self- help measures announced in March 2020. This is in addition to the suspension of employer contributions to the pension fund.
4. Mr Brand was appointed as the Acting EVP: Group Technology for the period 1 July 2019 to 29 February 2020 and included in Other benefits is an Acting Allowance of R500 000 for this period, meals on premises (R1 500). Mr Brand was appointed as EVP: Sustainability and Technology with effect from 1 March 2020.
5. Mr Griffith was appointed as EVP: Chemicals Business with effect from 1 November 2019.
6. Other benefits for Mr Griffith include tax advisory services (R43 825) and employer contributions to US statutory funds (R224 635).
7. Mr Grobler's earnings are reflected for the period until 31 October 2019. He was appointed as CEO and President with effect from 1 November 2019.
8. Other benefits for Mr Grobler relate to his period as an expatriate and include accommodation (R196 465), utilities (R13 097), transport allowance (R1 309), social security (R10 969), tax consulting fees (R14 010), and tax on expatriate benefits (R316 199).
9. Other benefits for Mr Harris under his expatriate contract include home leave allowance (R118 740), utilities allowance (R31 372), tax consulting fees (R10 449), accommodation (R800 052) and tax on expatriate benefits (R1 661 326).
10. Mr Kahla's earnings are reflected for the period until 31 October 2019. He was appointed as an Executive Director with effect from 1 November 2019.
11. Other benefits for Ms Mokoena include meals on premises (R7 000), subsidised business transport (R17 221) and the final portion of a staggered sign on award (R750 000).
12. Other benefits for Mr Radebe include subsidised business transport (R110 281).
13. Mr SJ Schoeman stepped down as a Prescribed Officer with effect from 31 March 2019. Pursuant to his stepping down, Sasol took certain actions against him which Mr Schoeman challenged. The dispute went into private arbitration in September 2019 and was settled in April 2020 for an amount of R7,6 m. The details of the settlement are confidential between the parties.
14. Other benefits for Mr SJ Schoeman include accommodation (R1 079 715), home leave allowance (R368 239), tax consulting fees (R176 024), social security taxes (R227 590), medicare taxes (R660 988) and tax on expatriate benefits and allowances (R1 590 168).

The following tables set out the number and intrinsic value of the unvested LTI holdings that have been awarded to the Prescribed Officers.

b. Unvested LTI holdings (number):

Prescribed Officers	Cumulative balance at beginning of year (number)	Granted in 2020[1] (number)	Effect of corporate performance targets (number)	Dividend equivalents (number)	Long-term incentives settled (number)	Effect of change in Prescribed Officers (number)	Cumulative balance at the end of the year (number)
HC Brand[2]	21 608	56 348	(1 909)	–	(2 045)	–	74 002
BV Griffith[3]	–	24 230	(2 386)	–	(2 557)	44 228	63 515
FR Grobler[4]	50 424	–	–	–	–	(50 424)	–
JR Harris	29 965	44 302	–	–	–	–	74 267
VD Kahla[5]	53 389	–	–	–	–	(53 389)	–
BE Klingenberg	64 035	46 010	(11 664)	1 401	(6 569)	–	93 213
CK Mokoena	34 190	32 424	(7 952)	–	–	–	58 662
M Radebe	47 265	31 953	(9 542)	1 146	(5 375)	–	65 447
Total	**300 876**	**235 267**	**(33 453)**	**2 547**	**(16 546)**	**(59 585)**	**429 106**

1. LTIs were awarded on 4 March 2020.
2. Mr Brand was appointed as the Acting EVP: Group Technology for the period 1 July 2019 to 29 February 2020 and as EVP: Sustainability and Technology with effect from 1 March 2020.
3. Mr Griffith was appointed as EVP: Chemicals Business with effect from 1 November 2019.
4. Mr Grobler was appointed as CEO and President with effect from 1 November 2019.
5. Mr Kahla was appointed as an Executive Director with effect from 1 November 2019.

c. Unvested LTI holdings (intrinsic value):

Prescribed Officers	Cumulative intrinsic value at beginning of year[4,5] $'000 and R'000	Intrinsic value of awards made during the year[1] $'000 and R'000	Change in intrinsic value for the year[4] $'000 and R'000	Effect of corporate performance targets $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[6] $'000 and R'000	Effect of change in Prescribed Officers $'000 and R'000	Cumulative intrinsic value at end of year[5] $'000 and R'000
HC Brand[2]	R7 567	R11 068	(R7 708)	(R552)	–	(R591)	–	R9 783
BV Griffith[3]	–	$294	($521)	($46)	–	($50)	$812	$490
FR Grobler[7]	R17 660	–	–	–	–	–	(R17 660)	–
JR Harris	$745	$538	($711)	–	–	–	–	$573
VD Kahla[8]	R18 693	–	–	–	–	–	(R18 693)	–
BE Klingenberg	R22 422	R8 569	(R13 869)	(R3 326)	R400	(R1 873)	–	R12 323
CK Mokoena	R11 976	R6 039	(R7 992)	(R2 268)	–	–	–	R7 755
M Radebe	R16 551	R5 951	(R9 923)	(R2 721)	R327	(R1 533)	–	R8 652

1. LTIs were awarded on 4 March 2020.
2. Mr Brand was appointed as the Acting EVP: Group Technology for the period 1 July 2019 to 29 February 2020 and as EVP: Sustainability and Technology with effect from 1 March 2020.
3. Mr Griffith was appointed as EVP: Chemicals Business with effect from 1 November 2019.
4. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2020 R132,20 ($7,71)
   30 June 2019 R350,21 ($24,85)
5. Change in intrinsic value for the year results from changes in share price.
6. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2019 that was settled in the 2020 financial year. Difference between the long-term incentive gains disclosed in 2019 and the amount settled in 2020 is due to difference in actual share price at vesting date and the share price at date of disclosure.
7. Mr Grobler was appointed as CEO and President with effect from 1 November 2019.
8. Mr Kahla was appointed as an Executive Director with effect from 1 November 2019.

d. Share appreciation right holding – outstanding (vested)[1]

Prescribed Officers	Balance at beginning of year (number)	SARs exercised (number)	Effect of change in Prescribed Officers (number)	Balance at end of year (number)
HC Brand	16 724	–	–	16 724
BV Griffith[3]	–	–	21 988	21 988
FR Grobler[2]	35 413	–	(35 413)	–
BE Klingenberg	83 442	–	–	83 442
Total	**135 579**	**–**	**(13 425)**	**122 154**

1. No further awards have been made since 2015.
2. Mr Grobler was appointed as CEO and President with effect from 1 November 2019.
3. Mr Griffith was appointed as EVP: Chemicals Business with effect from 1 November 2019.

e. Fair Value of share appreciation right holding[3]

Prescribed Officers	Fair value at beginning of year[1] R'000	Gain on exercise of share appreciation rights R'000	Change in fair value for the year[2] R'000	Effect of change in Prescribed Officers R'000	Fair value at end of year[2] R'000
HC Brand	909	–	(671)	–	238
BV Griffith[5]	–	–	(512)	933	421
FR Grobler[4]	1 947	–	–	(1 947)	–
BE Klingenberg	4 603	–	(3 914)	–	689
Total	**7 459**	**–**	**(5 097)**	**(1014)**	**1 348**

1. Fair values at the beginning and end of the year have been determined using IFRS 2 option values on 30 June 2019 and 30 June 2020.
2. Change in intrinsic value for the year results from changes in the share price.
3. No further awards have been made since 2015.
4. Mr Grobler was appointed as CEO and President with effect from 1 November 2019.
5. Mr Griffith was appointed as EVP: Chemicals Business with effect from 1 November 2019.

Sasol Limited Group
Report of the Remuneration Committee (continued)

f. Beneficial shareholding

The aggregate beneficial shareholding at 30 June 2020 of the Directors of the company and the Prescribed Officers and their associates (none of whom have a holding greater than 1%) in the issued ordinary share capital of the company are detailed in the following tables:

Beneficial shareholding	2020 Total beneficial shareholding	2019 Total beneficial shareholding
Executive Directors[1]		
FR Grobler[2]	16 441	13 500
P Victor	8 739	1 549
Non-Executive Directors[4]		
SA Nkosi[3]	6	–
MDN Dube	24	24
NNA Matyumza	–	6
ZM Mkhize	181	181
Total	25 391	15 260

1. Unvested Long-term incentives for Executive Directors not included.
2. Mr Grobler appointed as CEO and President with effect from 1 November 2019.
3. Mr Nkosi joined the board on 1 May 2019 and was appointed Chairman on 27 November 2019.
4. Direct beneficial shareholding comprises of Sasol BEE ordinary shares.

Beneficial shareholding[1]	2020 Total beneficial shareholding[1]	2019 Total beneficial shareholding[1]
Prescribed Officers		
HC Brand[2]	17 700	17 700
M Radebe	15 762	15 762
Total	33 462	33 462

1. Unvested Long-term incentives not included.
2. Mr Brand was appointed as the Acting EVP: Group Technology for the period 1 July 2019 to 29 February 2020 and as EVP: Sustainability and Technology with effect from 1 March 2020.

Former Joint CEOs and Presidents

Messrs. Cornell and Nqwababa agreed with the Board to terminate their employment. The Board has acknowledged, following an external investigation, that there was no personal wrongdoing on their part. The remuneration and benefits earned during their tenure as Joint CEOs and Presidents in addition to the mutual separation detail is set out in the table below:

a. Remuneration and benefits approved and paid in respect of 2020 for the former Joint CEOs and Presidents

	SR Cornell[1,2,3]		B Nqwababa[4,5]	
Executive Directors	2020 R'000	2019 R'000	2020 R'000	2019 R'000
Salary	20 808	17 918	8 470	9 621
Risk and Retirement funding	10 773	825	909	1 029
Vehicle benefit	400	332	–	–
Healthcare	453	362	76	87
Vehicle insurance fringe benefit	–	–	5	6
Security benefit	1 008	1 228	588	467
Other benefits	11 698	7 498	909	27
Mutual separation	21 658	–	14 389	–
Total salary and benefits	66 798	28 163	25 346	11 237
Annual short-term incentive	–	–	–	–
Long-term incentive gains[6]	1 861	8 972	1 904	9 173
Total annual remuneration	68 659	37 135	27 250	20 410

1. Mr Cornell exited with effect from 30 June 2020.
2. Mr Cornell participated in an individual Senior Executive Retirement Plan (SERP) in order to adjust for differences between the benefits that would have been payable under his previous employer's Defined Benefit retirement fund and the benefits payable under the retirement programmes of Sasol (USA) Corporation. The SERP benefit (R9 707 538) is included in Risk and Retirement funding and was payable following his mutual separation.
3. Other benefits for Mr Cornell under his expatriate contract include accommodation (R1 380 514), subsidised business transport (R27 469), school fees (R225 209), private accommodation (R52 309), leave encashment on termination (R1 348 852), relocation expenses (R1 746 021), employer contributions to US statutory funds (R712 160), final tranche of a staggered sign on payment (R2 984 416), tax assistance (R71 801) and tax on expatriate benefits (R3 149 125).
4. Mr Nqwababa exited with effect from 30 April 2020.
5. Other benefits for Mr Nqwababa include leave encashment on termination (R853 039), subsidised business transport (R31 184) and private accommodation (R25 156).
6. In terms of the LTI Plan rules, Messrs Cornell and Nqwababa retain their LTI awards subject to the normal vesting criteria and corporate performance targets; the LTIs are not subject to accelerated vesting. Long-term incentives for 2020 represent the award made on 22 September 2017. The illustrative amount is calculated in terms of the number of LTIs x Corporate performance target achieved (26%) x closing share price on 12 August 2020. The actual vesting date for the annual awards is 22 September 2020; subject to the company being in an open period. Dividend equivalents accrue at the end of the vesting period, to the extent that the LTIs vest. 50% of the vested LTIs and accrued dividends will be released on 22 September 2020 and the balance in September 2022, subject to the rules of the LTI plan. As there are no further performance conditions attached to the balance of the 50%, the full amount is disclosed in the single figure table.

b. Unvested LTI holdings (number):

Executive Directors	Cumulative balance at the beginning of the year (number)	Granted (number)	Effect of corporate performance targets (number)	Dividend equivalents (number)	Long-term incentives settled[2] (number)	Effect of changes in Executive Directors (number)	Cumulative balance at the end of the year (number)
SR Cornell	153 862	–	(31 806)	3 373	(17 470)	(107 959)	–
B Nqwababa	148 290	–	(31 806)	3 821	(17 918)	(102 387)	–

c. Unvested LTI holdings (intrinsic value):

Executive Directors	Intrinsic cumulative value at beginning of year[1] $'000 and R'000	Intrinsic value of awards made during the year $'000 and R'000	Change in intrinsic value for the year[2] $'000 and R'000	Effect of corporate performance targets $'000 and R'000	Dividend equivalents $'000 and R'000	LTIs settled[3] $'000 and R'000	Effect of changes in Executive Directors $'000 and R'000	Intrinsic cumulative value at end of year $'000 and R'000
SR Cornell	$3 824	–	($941)	($643)	$68	($353)	($1 954)	–
B Nqwababa	R51 935	–	(R10 764)	(R9 070)	R1 090	(R5 109)	(R28 082)	–

1. Intrinsic values at the beginning and end of the year have been determined using the closing price of:
   30 June 2020 R132,20 ($7,71)
   30 June 2019 R350,21 ($24,85)
2. Change in intrinsic value for the year results from changes in share price.
3. Long-term incentives settled represent long-term incentives that vested with reference to the group results for 2019 that was settled in the 2020 financial year. Difference between the long-term incentive gains disclosed in 2019 and the amount settled in 2020 is due to difference in actual share price at vesting date and the share price at date of disclosure.
4. 50% of the award that vest in 2020 is still subject to a continued holding period of two years.

d. Non-Executive Directors' remuneration

Non-Executive Directors	Board Meeting Fees[2,3,4] R'000	Lead Independent Director Fees[2,3,4] R'000	Committee fees[2,3,4] R'000	Ad Hoc or special purpose board committee[2,3,4] R'000	Other[5] R'000	Total 2020[1] R'000	Total 2019[1] R'000
SA Nkosi (Chairman)[7]	4 628	–	67	61	–	4 756	399
MSV Gantsho (former Chairman)[6]	2 672	–	–	–	–	2 672	6 030
S Westwell (new Lead Independent Director)[9]	2 102	423	1 539	246	–	4 310	3 683
MJN Njeke (former Lead Independent Director)[8]	859	214	190	122	–	1 385	2 004
C Beggs	2 060	–	692	510	–	3 262	2 010
MJ Cuambe	2 400	–	592	27	13	3 032	2 725
MDN Dube	2 230	–	825	–	–	3 055	2 794
M Floël	2 230	–	855	–	–	3 085	3 024
K Harper[10]	445	–	59	24	–	528	–
GMB Kennealy	2 001	–	443	31	–	2 475	1 569
NNA Matyumza	2 060	–	633	–	–	2 693	1 774
ZM Mkhize	2 060	–	162	–	10	2 232	1 361
MEK Nkeli	2 060	–	618	91	–	2 769	1 788
PJ Robertson	2 145	–	1 284	60	–	3 489	3 294
Total	29 952	637	7 959	1 172	23	39 743	32 455

1. Phase-in of fees approved on 16 November 2018.
2. Fees include VAT where applicable.
3. Board and Committee fees are based in USD, thus impacted by USD/ZAR foreign exchange rates at date of payment for resident non-executive directors.
4. Members of the Board agreed to a voluntary reduction of fees effective Q4 2020 of at least 20% for a period of eight months.
5. "Other" relates to tax advisory services.
6. Mr Gantsho retired from the Board on 27 November 2019.
7. Mr Nkosi joined the Board on 1 May 2019 and was appointed Chairman on 27 November 2019.
8. Mr Njeke retired from the Board on 27 November 2019.
9. Mr Westwell was appointed as LID on 27 November 2019.
10. Ms Harper joined the Board on 1 April 2020.